
RECD S.E.C.
JUN 1 2 2002
1086

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


02038282

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June [3], 2002

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
(Exact name of registrant as specified in charter)

Ramon Cojuangco Building
Makati Avenue
Makati City, Philippines
(Address of principal executive offices)

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE

1. June 11, 2002
Date of Report (Date of earliest event reported)

2. SEC Identification Number PW-55 3. BIR Tax Identification No. 000-488-793

4. Philippine Long Distance Telephone Company
Exact name of registrant as specified in its charter

5. Philippines
Province, country or other jurisdiction or Incorporation

6. (SEC Use Only)
Industry Classification Code:

7. Makati Avenue, Makati City, Philippines
Address of principal office
Postal Code

8. (632) 814-3664
Registrant's telephone number, including area code

9. Not Applicable
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11. Indicate the item numbers reported herein:

We disclose that at the Annual Meeting of Stockholders of the Company held on June 11, 2002, the following persons were elected Directors of the Company for the ensuing corporate year:

Antonio O. Cojuangco	Ma. Lourdes C. Rausa-Chan
Helen Y. Dee	Albert F. del Rosario
Ray C. Espinosa	Pedro E. Roxas
Napoleon L. Nazareno	Taketo Suzuki
Bienvenido F. Nebres	Mitsuhiro Takase
Manuel V. Pangilinan	Ricardo R. Zarate
Corazon S. de la Paz	

Also at the same meeting, Joaquin Cunanan & Co. (PricewaterhouseCoopers) was appointed as the Company's external auditors for the fiscal year 2002.

At the meeting of the Board of Directors of the Company that immediately followed the adjournment of the said Annual Meeting of Stockholders, the following persons were elected to the positions indicated opposite their respective names:

NAME	POSITION
Antonio O. Cojuangco	Chairman of the Board
Manuel V. Pangilinan	President & CEO
Ricardo R. Zarate	Executive Vice President
Antonio R. Samson	Executive Vice President
Maria Lourdes C. Rausa-Chan	Senior Vice President, Secretary and General Counsel
Anabelle L. Chua	Senior Vice President and Treasurer
George N. Lim	Senior Vice President
Claro Carmelo P. Ramirez	Senior Vice President
Victorico P. Vargas	Senior Vice President
Rosalie R. Montenegro	Senior Vice President
Ariel A. Roda	Senior Vice President
Alfredo S. Panlilio	Senior Vice President
Jun R. Florencio	First Vice President and Auditor General
Ramon S. Santiago	First Vice President
Ignatius F. Yenko	First Vice President
Eriberto V. Melliza	First Vice President
Nemecio P. Mina	First Vice President
Eriberto B. Gesalta	First Vice President
Ramon B. Rivera, Jr.	First Vice President
Godofredo D. Asunto	First Vice President
Eugenio F. Garcia	First Vice President
Emiliano R. Tanchico	First Vice President
Mario C. Paguio	First Vice President
Ricardo M. Sison	First Vice President
Florentino D. Mabasa, Jr.	Vice President and Assistant Corporate Secretary

Jesus C. Huidem	Vice President
Erlinda S. Kabigting	Vice President
Wilfredo A. Gaudia	Vice President
Lourdes M. Salgado	Vice President
Rodolfo R. Santos	Vice President
Reynaldo V. Puzon	Vice President
Raymond S. Relucio	Vice President
Ricardo B. Tan, Jr.	Vice President
Miguela F. Villanueva	Vice President
Alfredo B. Carrera	Vice President
Jesus C. Pasicolan	Vice President
Mario C. Encarnacion	Vice President
Ma. Luz Natividad A. Lim	Vice President
Emmanuel P. Dizon	Vice President
Ramon Alger P. Obias	Vice President
Celso T. Dimarucut	Vice President
Joaquin L. San Agustin	Vice President
Jesus M. Tañedo	Vice President
Teodoro L. Espiritu	Vice President
Leo I. Posadas	Vice President
Nerissa S. Ramos	Vice President
Ricardo C. Rodriguez	Vice President
Cesar M. Enriquez	Vice President
Menardo G. Jimenez, Jr.	Vice President
Richard H. Pratte	Vice President

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE
TELEPHONE COMPANY

By:



MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

June 11, 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPINE LONG DISTANCE TELEPHONE COMPANY

By /s/ MA. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Senior Vice President, Corporate
Secretary and General Counsel

Date: June 12, 2002